Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

F-3 333-222022

S-8 333-160220

S-8 333-85208

S-8 333-115726

S-8 333-120980

S-8 333-130558

S-8 333-153673

S-8 333-171227

S-8 333-174641

S-8 333-179967

of our reports dated 14 February 2019 (except for the retrospective revisions to the reportable segments as discussed in Note 4 and changes in reporting standard as discussed in Note 7, as to which the date is 30 April 2019) with respect to the consolidated financial statements of the Royal Bank of Scotland Group plc, included in this current Report on Form 6-K.

Ernst & Young LLP

London, United Kingdom

30 April 2019